Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

Six Months
Ended
June 30, 2008

Loss from continuing operations before income taxes	$(87)

Adjustments:
Undistributed (earnings) loss of equity method investees	4
Interest expense	54
Interest component of rental expense (1)	22
Amortization of capitalized interest	1
Loss from continuing operations as adjusted	$(6)

Fixed charges:
Interest expense	54
Interest component of rental expense (1)	22
Capitalized interest	1
Total fixed charges	$77

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the six months ended June 30, 2008 were inadequate to cover fixed charges. The coverage deficiency was $83 million.